SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2011
Commission File Number: 001-06439
SONY CORPORATION
(Translation of registrant’s name into English)
7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes  ☐   No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Quarterly Securities Report
For the three months ended June 30, 2011

(TRANSLATION)

Sony Corporation

CONTENTS

		Page

Note for readers of this English translation Cautionary Statement		1 1

I	Corporate Information	2
	(1) Selected Consolidated Financial Data	2
	(2) Business Overview	3

II	State of Business	4
	(1) Risk Factors	4
	(2) Material Contracts	4
	(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows	4

III	Company Information	7
	(1) Information on the Company’s Shares	7
	(2) Directors and Corporate Executive Officers	10

IV	Financial Statements	11
	(1) Consolidated Financial Statements	12
	(2) Other Information	31

Note for readers of this English translation
On August 12, 2011, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2011 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan.  This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement
Statements made in this translation with respect to the current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including LCD televisions and game platforms, which are offered in highly competitive markets characterized by continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the Consumer Products & Services segment and Professional, Device & Solutions segment); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) those related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

I        Corporate Information
(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011	Fiscal Year Ended March 31, 2011
Sales and operating revenue	1,661,049	1,494,921	7,181,273
Operating income	67,016	27,500	199,821
Income before income taxes	78,911	23,119	205,013
Net income (loss) attributable to Sony Corporation’s stockholders	25,737	(15,502)	(259,585)
Comprehensive income (loss)	(77,252)	(14,424)	(359,727)
Total equity	3,204,956	2,916,340	2,936,579
Total assets	12,741,481	12,857,253	12,924,988
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	25.65	(15.45)	(258.66)
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	25.61	(15.45)	(258.66)
Ratio of stockholders’ equity to total assets (%)	22.6	19.6	19.7
Net cash provided by (used in) operating activities	(6,848)	(39,893)	616,245
Net cash used in investing activities	(181,791)	(148,125)	(714,439)
Net cash provided by (used in) financing activities	26,200	9,050	（10,112)
Cash and cash equivalents at end of the period	994,627	816,588	1,014,412

Notes:
1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income (loss) of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview
There was no significant change in the business of Sony during the three months ended June 30, 2011.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2012.  For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

As of June 30, 2011, the Company had 1,307 subsidiaries and 88 affiliated companies, of which 1,275 companies are consolidated subsidiaries (including variable interest entities) of the Company.  The Company has applied the equity accounting method for 80 affiliated companies.

II       State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2011.  Based on the current judgment of management, there is also no significant change to any forward-looking statement included in the Risk Factors section of the Annual Report on Form 20-F filed on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

(2) Material Contracts
There were no material contracts executed during the three months ended June 30, 2011.

Note for readers of this English translation:
The above means that there is no update from the description in the Annual Report on Form 20-F (“Patents and Licenses” in item 4) filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2011, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2011” submitted to the SEC on Form 6-K on July 28, 2011.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2011”
http://www.sec.gov/Archives/edgar/data/313838/000115752311004351/a6806790.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Even though foreign exchange rates have fluctuated, there was no significant change in risk hedging policy from the description in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Status of Cash Flows

 Note for readers of this English translation:
Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2011, since it is the same as described in the press release previously submitted to the SEC.  Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2011” submitted to the SEC on Form 6-K on July 28, 2011.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2011”
http://www.sec.gov/Archives/edgar/data/313838/000115752311004351/a6806790.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:
There was no significant change from the information presented as the Issues Facing Sony and Management’s Response to those Issues in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2011.  Based on the current judgment of management, there is also no significant change to any forward-looking statement included in the Trend Information section of the Annual Report on Form 20-F filed on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

iii)  Research and Development

Note for readers of this English translation:
Excluding the below, there was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Research and development costs for the three months ended June 30, 2011 totaled 96.1 billion yen.  There were no significant changes in research and development activities for the period.

(iv) Liquidity and Capital Resources

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2011.  The changes are indicated by underline below.  Any forward-looking statement included in the descriptions below is based on the current judgment of management.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2011
http://www.sec.gov/Archives/edgar/data/313838/000095012311062283/k02583e20vf.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans); however, in the unlikely event Sony could not access liquidity from these sources, Sony can also draw on committed lines of credit from various financial institutions.  Sony has a total, translated into yen, of 747.1 billion yen in committed lines of credit, none of which had been used as of June 30, 2011.  Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2013; a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013; and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of global banks, effective until April 2012; in all of which Sony Corporation and its consolidated subsidiary, Sony Global Treasury Services Plc are defined as the borrowers.  These contracts are aimed at securing sufficient liquidity by enabling Sony to raise funds in a quick and stable manner even in the event of financial and capital market turmoil similar to that which occurred in the period following the fall of 2008.

(v) Property, Plant and Equipment

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired semiconductor fabrication equipment from Toshiba Corporation for 51,083 million yen in order to increase the production capacity for CMOS image sensors in Sony Semiconductor Kyushu Corporation’s Nagasaki Technology Center.

 Ⅲ        Company Information
(1) Information on the Company’s Shares
i) Total Number of Shares
1) Total Number of Shares
Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued
Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2011)	As of the filing date of the Quarterly Securities Report (August 12, 2011)
Common stock	1,004,638,164	1,004,638,164	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,004,638,164	1,004,638,164	—	—
Notes:
1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.
The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds issued under the former Commercial Code of Japan) during August 2011, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights
Not applicable.

Note for readers of this English translation: The above means that there was no issuance of stock acquisition rights during the three months ended June 30, 2011.

iii) Status of the Exercise of Moving Strike Convertible Bonds
Not applicable.

iv) Description of Rights Plan
Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.
Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the additional paid-in capital	Balance of the additional paid-in capital
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2011	2	1,004,638	2	630,923	2	837,611
Notes:
1.      The increase is due to the exercise of SARs.
2.	The total number of shares issued, the amount of common stock and the additional paid-in capital did not change during the period from July 1, 2011 to July 31, 2011.

vi) Status of Major Shareholders
(As of June 30, 2011)
Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Moxley and Company *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	83,524	8.31
Japan Trustee Services Bank, Ltd. (Trust account) *2	1-8-11, Harumi, Chuo-ku, Tokyo	58,566	5.83
The Master Trust Bank of Japan, Ltd. (Trust account) *2	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	44,597	4.44
SSBT OD05 Omnibus Account - Treaty Clients *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Sydney, Australia (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	22,456	2.24
Japan Trustee Services Bank, Ltd. (Trust account 9) *2	1-8-11, Harumi, Chuo-ku, Tokyo	17,890	1.78
State Street Bank and Trust Company *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	16,049	1.60
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,334	0.93
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	9,194	0.92
State Street Bank West Client - Treaty *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	8,863	0.88
State Street Bank - West Pension Fund Clients - Exempt *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Quincy, U.S.A. (4-16-13, Tsukishima, Chuo-ku, Tokyo)	8,782	0.87
Total		279,257	27.80
Notes:
*1.	Moxley and Company is the nominee of JPMorgan Chase Bank, N.A., which is the Depositary for holders of the Company’s American Depositary Receipts (“ADRs”).
*2.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.

vii) Status of Voting Rights
1) Shares Issued
(As of June 30, 2011)
Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,073,200	—	—
Shares with full voting rights (Others)	1,000,989,600	10,009,896	—
Shares constituting less than one full unit	2,575,364	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,004,638,164	—	—
Total voting rights held by all shareholders	—	10,009,896	—
Note:
Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,700 shares of common stock held under the name of Japan Securities Depository Center, Incorporated.  Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 197 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.
(As of June 30, 2011)
Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,073,200	—	1,073,200	0.11
Total	—	1,073,200	—	1,073,200	0.11
Note:
In addition to the 1,073,200 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” in table 1 “Shares Issued” above.

 (2)           Directors and Corporate Executive Officers
There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2011 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV           Financial Statements

(1) Consolidated Financial Statements

 (i)  Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2011	At June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	816,588
Marketable securities	646,171	616,478
Notes and accounts receivable, trade	834,221	784,498
Allowance for doubtful accounts and sales returns	(90,531))	(79,690))
Inventories	704,043	808,862
Deferred income taxes	133,059	110,436
Prepaid expenses and other current assets	602,671	592,161
Total current assets	3,844,046	3,649,333

Film costs	275,389	283,449

Investments and advances:
Affiliated companies	221,993	190,092
Securities investments and other	5,670,662	5,831,691
	5,892,655	6,021,783

Property, plant and equipment:
Land	145,968	145,291
Buildings	868,615	864,725
Machinery and equipment	2,016,956	2,081,567
Construction in progress	53,219	50,898
	3,084,758	3,142,481
Less – Accumulated depreciation	2,159,890	2,172,549
	924,868	969,932

Other assets:
Intangibles, net	391,122	379,281
Goodwill	469,005	462,629
Deferred insurance acquisition costs	428,262	430,502
Deferred income taxes	239,587	213,135
Other	460,054	447,209
	1,988,030	1,932,756

Total assets	12,924,988	12,857,253
(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2011	At June 30, 2011
LIABILITIES
Current liabilities:
Short-term borrowings	53,737	63,924
Current portion of long-term debt	109,614	205,846
Notes and accounts payable, trade	793,275	761,451
Accounts payable, other and accrued expenses	1,013,037	929,394
Accrued income and other taxes	79,076	60,588
Deposits from customers in the banking business	1,647,752	1,663,387
Other	430,488	383,538
Total current liabilities	4,126,979	4,068,128

Long-term debt	812,235	745,186
Accrued pension and severance costs	271,320	267,911
Deferred income taxes	306,227	324,703
Future insurance policy benefits and other	4,225,373	4,323,522
Other	226,952	192,647
Total liabilities	9,969,086	9,922,097
Redeemable noncontrolling interest	19,323	18,816
Commitments and contingent liabilities

EQUITY Sony Corporation’s stockholders’ equity: Common stock, no par value – At March 31, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,636,664	630,921
At June 30, 2011–Shares authorized: 3,600,000,000, shares issued: 1,004,638,164		630,923
Additional paid-in capital	1,159,666	1,159,668
Retained earnings	1,566,274	1,550,771
Accumulated other comprehensive income –
Unrealized gains on securities, net	50,336	61,551
Unrealized losses on derivative instruments, net	(1,589))	(1,137))
Pension liability adjustment	(152,165))	(151,592))
Foreign currency translation adjustments	(700,786))	(729,535))
	(804,204))	(820,713))
Treasury stock, at cost
Common stock At March 31, 2011–1,051,588 shares At June 30, 2011–1,073,217 shares	(4,670))	(4,724))
	2,547,987	2,515,925
Noncontrolling interests	388,592	400,415
Total equity	2,936,579	2,916,340

Total liabilities and equity	12,924,988	12,857,253

The accompanying notes are an integral part of these statements.

(ii)  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2010	2011
Sales and operating revenue:
Net sales	1,473,473	1,275,940
Financial services revenue	166,598	200,903
Other operating revenue	20,978	18,078
	1,661,049	1,494,921
Costs and expenses:
Cost of sales	1,109,291	973,569
Selling, general and administrative	359,770	320,146
Financial services expenses	136,100	171,648
(Gain) loss on sale, disposal or impairment of assets and other, net	(4,464)	(2,777)
	1,600,697	1,462,586
Equity in net income (loss) of affiliated companies	6,664	(4,835)
Operating income	67,016	27,500
Other income:
Interest and dividends	3,213	4,274
Gain on sale of securities investments, net	991	739
Foreign exchange gain, net	13,931	-
Other	1,923	1,998
	20,058	7,011
Other expenses:
Interest	6,102	6,112
Foreign exchange loss, net	-	3,635
Other	2,061	1,645
	8,163	11,392
Income before income taxes	78,911	23,119
Income taxes	43,673	27,534
Net income (loss)	35,238	(4,415)
Less - Net income attributable to noncontrolling interests	9,501	11,087
Net income (loss) attributable to Sony Corporation’s stockholders	25,737	(15,502)

	Yen
	Three months ended June 30
	2010	2011
Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	25.65	(15.45))
– Diluted	25.61	(15.45))

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)
 (iii)  Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries
	Yen in millions
	Three months ended June 30
	2010	2011
Cash flows from operating activities:
Net income (loss)	35,238	(4,415))
Adjustments to reconcile net income (loss) to net cash
used in operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	86,824	78,194
Amortization of film costs	48,300	37,529
Stock-based compensation expense	980	571
Accrual for pension and severance costs, less payments	(2,574))	(1,613))
(Gain) loss on sale, disposal or impairment of assets and other, net	(4,464))	(2,777))
(Gain) loss on sale of securities investments, net	(991))	(739))
(Gain) loss on revaluation of marketable securities held in the financial service business for trading purpose, net	29,837	(2,979))
(Gain) loss on revaluation or impairment of securities investments held in the financial service business, net	1,841	2,802
Deferred income taxes	6,265	(4,740))
Equity in net (income) losses of affiliated companies, net of dividends	(6,656))	20,128
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	5,842	26,872
Increase in inventories	(158,549))	(110,160))
Increase in film costs	(48,863))	(53,606))
Increase (decrease) in notes and accounts payable, trade	68,211	(24,076))
Decrease in accrued income and other taxes	(15,020))	(15,578))
Increase in future insurance policy benefits and other	36,175	81,213
Increase in deferred insurance acquisition costs	(16,345))	(17,085))
Increase in marketable securities held in the financial service business for trading purpose	(2,739))	(7,463))
Increase in other current assets	(100,319))	(16,851))
Decrease in other current liabilities	(44,207))	(62,858))
Other	74,366	37,738
Net cash used in operating activities	(6,848))	(39,893))

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2010	2011
Cash flows from investing activities:
Payments for purchases of fixed assets	(71,896))	(71,222))
Proceeds from sales of fixed assets	1,668	2,350
Payments for investments and advances by financial service business	(362,970))	(244,974))
Payments for investments and advances (other than financial service business)	(5,271))	(695))
Proceeds from sales or return of investments and collections of advances by financial service business	253,150	141,586
Proceeds from sales or return of investments and collections of advances (other than financial service business)	2,531	16,306
Proceeds from sales of businesses	1,425	2,502
Other	(428))	6,022
Net cash used in investing activities	(181,791))	(148,125))
Cash flows from financing activities:
Proceeds from issuance of long-term debt	582	622
Payments of long-term debt	(5,744))	(21,245))
Increase in short-term borrowings, net	19,187	11,376
Increase in deposits from customers in the financial service business, net	28,895	37,482
Dividends paid	(12,618))	(12,614))
Other	(4,102))	(6,571))
Net cash provided by financing activities	26,200	9,050
Effect of exchange rate changes on cash and cash equivalents	(34,542))	(18,856))
Net decrease in cash and cash equivalents	(196,981))	(197,824))
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412
Cash and cash equivalents at end of the period	994,627	816,588

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)
Sony Corporation and Consolidated Subsidiaries

1. Summary of significant accounting policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while Sony Corporation’s foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.  Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1)  Recently adopted accounting pronouncements:

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.  The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  This guidance is effective for Sony as of April 1, 2011.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure.  The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period.  The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.  The guidance is effective for Sony as of April 1, 2011.  Since this guidance impacts disclosures only, its adoption did not have a material impact on Sony’s results of operations and financial position.

(2) Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

(3)  Out of period adjustment:

In the first quarter of the fiscal year ending March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary.  The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ending March 31, 2012.  The adjustment, substantially all of which related to the Consumer Products & Services segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, decreased income before income taxes in consolidated statements of income by 4,915 million yen.  Sony determined that the adjustment, recorded in the first quarter of the fiscal year ending March 31, 2012, was not material to the consolidated financial statements for the three months ended June 30, 2011, any prior annual or interim periods and is not expected to be material to the annual results for the year ending March 31, 2012.

(4)  Reclassifications:

Certain reclassifications of the financial statements for the three months ended June 30, 2010 have been made to conform to the presentation for the three months ended June 30, 2011.

2. Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2011				June 30, 2011
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,124,704	24,032	(4,971)	1,143,765	1,117,054	40,777	(1,880)	1,155,951

Japanese local government bonds	22,845	184	(64)	22,965	25,033	191	(14)	25,210

Japanese corporate bonds	332,567	1,511	(440)	333,638	339,509	1,717	(352)	340,874

Foreign corporate bonds	332,616	4,872	(11,368)	326,120	342,681	5,156	(10,313)	337,524

Other	7,941	109	(117)	7,933	16,205	160	(136)	16,229
	1,820,673	30,708	(16,960)	1,834,421	1,840,482	48,001	(12,695)	1,875,788

Equity securities	84,417	69,073	(3,447)	150,043	79,143	77,119	(3,031)	153,231

Held-to-maturity
securities:
Japanese national government bonds	2,902,342	22,420	(48,149)	2,876,613	2,957,193	77,509	(15,543)	3,019,159

Japanese local government bonds	18,912	218	(2)	19,128	17,197	266	(1)	17,462

Japanese corporate bonds	32,349	158	(67)	32,440	32,652	895	(8)	33,539

Foreign corporate bonds	47,330	13	(3)	47,340	44,927	12	(1)	44,938
	3,000,933	22,809	(48,221)	2,975,521	3,051,969	78,682	(15,553)	3,115,098

Total	4,906,023	122,590	(68,628)	4,959,985	4,971,594	203,802	(31,279)	5,144,117

3. Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	At March 31, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	189,320	186,482	-	375,802
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,143,765	-	1,143,765
Japanese local government bonds	-	22,965	-	22,965
Japanese corporate bonds	-	329,057	4,581	333,638
Foreign corporate bonds	-	306,070	20,050	326,120
Other	-	7,933	-	7,933
Equity securities	141,408	4,667	3,968	150,043
Other investments *1	5,459	51	70,058	75,568
Derivative assets *2	-	15,110	-	15,110
Total assets	336,187	2,016,100	98,657	2,450,944
Liabilities:
Derivative liabilities *2	-	33,759	-	33,759
Total liabilities	-	33,759	-	33,759

	Yen in millions
	At June 30, 2011
	Level 1	Level 2	Level 3	Total

Assets:
Trading securities	194,602	191,817	-	386,419
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,155,951	-	1,155,951
Japanese local government bonds	-	25,210	-	25,210
Japanese corporate bonds	-	338,861	2,013	340,874
Foreign corporate bonds	-	324,375	13,149	337,524
Other	-	16,229	-	16,229
Equity securities	144,639	4,640	3,952	153,231
Other investments *1	5,583	51	67,466	73,100
Derivative assets *2	-	14,901	-	14,901
Total assets	344,824	2,072,035	86,580	2,503,439
Liabilities:
Derivative liabilities *2	-	27,954	-	27,954
Total liabilities	-	27,954	-	27,954

*1 Other investments include certain private equity investments and certain hybrid financial instruments.
*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

4. Supplemental equity and comprehensive income information

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2010 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	38	13	51
Stock-based compensation	457		457
Comprehensive income:
Net income	25,737	9,501	35,238
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(1,905)	3,002	1,097
Unrealized gains on derivative instruments	106		106
Pension liability adjustment	2,184		2,184
Foreign currency translation adjustments	(115,376)	(501)	(115,877)
Total comprehensive income (loss)	(89,254)	12,002	(77,252)
Dividends declared		(4,027)	(4,027)
Transactions with noncontrolling interests shareholders and other	(28)	200	172
Balance at June 30, 2010	2,877,118	327,838	3,204,956

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2011 is as follows:

		Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	4	11	15
Stock-based compensation	570		570
Comprehensive income:
Net income (loss)	(15,502)	11,087	(4,415)
Other comprehensive income, net of tax ―
Unrealized gains on securities	11,215	7,174	18,389
Unrealized gains on derivative instruments	452		452
Pension liability adjustment	573		573
Foreign currency translation adjustments	(28,749)	(674)	(29,423)
Total comprehensive income (loss)	(32,011)	17,587	(14,424)
Dividends declared		(5,635)	(5,635)
Transactions with noncontrolling interests shareholders and other	(625)	(140)	(765)
Balance at June 30, 2011	2,515,925	400,415	2,916,340

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2010 and June 30, 2011.

5. Acquisitions

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly owned subsidiary of Sony Corporation, acquired from Toshiba Corporation ("Toshiba") for 57,451 million yen semiconductor fabrication equipment and certain related assets which was operated by Nagasaki Semiconductor Manufacturing Corporation ("NSM"), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly owned subsidiary of Sony Corporation.  Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFI Leasing Company, Limited, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition.  These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship.  Sony also entered into a supply arrangement to manufacture and supply to Toshiba system LSIs for one year following the acquisition.  Sony's goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

The following table summarizes the estimated fair values of the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693
Total acquired assets	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition.  The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

6. Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) for the three months ended June 30, 2010 and 2011 is as follows:

	Yen in millions
	Three months ended June 30
	2010	2011
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	25,737	(15,502))

	Thousands of shares
Weighted-average shares outstanding	1,003,538	1,003,572
Effect of dilutive securities:
Stock acquisition rights	324	-
Convertible bonds	1,248	-
Weighted-average shares for diluted EPS computation	1,005,110	1,003,572

	Yen
Basic EPS	25.65	(15.45))
Diluted EPS	25.61	(15.45))

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the three months ended June 30, 2010 and 2011 were 16,740 thousand shares and 19,889 thousand shares, respectively.  The potential shares were excluded as anti-dilutive for the three months ended June 30, 2010 since the exercise price for those shares was in excess of the average market value of Sony Corporation’s common stock during the period, and all potential shares were excluded as anti-dilutive for the three months ended June 30, 2011 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

7. Commitments, contingent liabilities and other

(1)  Commitments:

A. Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts.  As of June 30, 2011, the total unused portion of the line of credit extended under these contracts was 18,332 million yen.  The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B. Purchase commitments and other

Purchase commitments and other outstanding at June 30, 2011 amounted to 296,225 million yen.  The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment.  As of June 30, 2011, such commitments outstanding were 64,108 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events.  These agreements cover various periods mainly within 5 years.  As of June 30, 2011, these subsidiaries were committed to make payments under such contracts of 103,814 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos.  These contracts cover various periods mainly within 5 years.  As of June 30, 2011, these subsidiaries were committed to make payments of 37,673 million yen under such long-term contracts.

(2)  Contingent liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 101,617 million yen at June 30, 2011.  The major components of these contingent liabilities are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third party investor of Sony’s U.S. based music publishing subsidiary should the third party investor default on its obligation.  The obligation of the third party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary.  Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral.  At June 30, 2011, the fair value of the collateral exceeded 303 million U.S. dollars.

Sony has agreed to guarantee a portion of Sony Ericsson’s debt and its facilities up to a maximum of 225 million euros.  At June 30, 2011, Sony has guaranteed 26,359 million yen (225 million euros) for a portion of Sony Ericsson’s debt under this arrangement.  These guarantees expire by March 2012.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ is investigating competition in the secondary batteries market.  Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 12, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)  Redeemable noncontrolling interest:

  In April 2009, Sony sold a portion of its 50% ownership interest in Game Show Network, LLC (“GSN”), which operates a U.S. cable network and online business, to the other investor in GSN.  In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (“Current Investor”).  In connection with this transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN.  The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days.  The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars.  The portion of the noncontrolling interest that can be put to Sony is accounted for as mandatorily redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at June 30, 2011.

8. Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance.  The CODM does not evaluate segments using discrete asset information.  Sony’s CODM is its Chairman, Chief Executive Officer and President.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2012, to reflect modifications to the organizational structure as of April 1, 2011, primarily repositioning the operations of the previously reported Consumer, Professional & Devices (“CPD”) and Networked Products & Services (“NPS”) segments.  In connection with this realignment, the operations of the former CPD and NPS segments are included in two newly established segments, namely the Consumer Products & Services (“CPS”) segment and the Professional, Device & Solution (“PDS”) segment.

The CPS segment includes televisions, home audio and video, digital imaging, personal and mobile products, and the game business.  The equity results of S-LCD Corporation are also included within the CPS segment.  The PDS segment includes professional solutions, semiconductors and components.  There are no modifications to the Pictures, Music and Financial Services segments and All Other is substantially unchanged.  The equity results of Sony Ericsson Mobile Communications AB continue to be presented as a separate segment.  In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

Business segments -

Sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2010	2011
Sales and operating revenue:
Consumer Products & Services -
Customers	872,172	714,617
Intersegment	19,460	17,648
Total	891,632	732,265
Professional, Device & Solutions -
Customers	267,736	223,133
Intersegment	102,959	86,549
Total	370,695	309,682
Pictures -
Customers	132,085	144,376
Intersegment	-	23
Total	132,085	144,399
Music -
Customers	107,090	107,330
Intersegment	3,182	2,288
Total	110,272	109,618
Financial Services -
Customers	166,598	200,903
Intersegment	2,397	735
Total	168,995	201,638
All Other -
Customers	89,738	88,734
Intersegment	17,087	14,844
Total	106,825	103,578
Corporate and elimination	(119,455)	(106,259)
Consolidated total	1,661,049	1,494,921

CPS intersegment amounts primarily consist of transactions with the All Other segment.

PDS intersegment amounts primarily consist of transactions with the CPS segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the CPS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2010	2011
Operating income (loss):
Consumer Products & Services	28,543	1,690
Professional, Device & Solutions	17,755	2,338
Pictures	2,860	4,302
Music	7,493	12,094
Financial Services	29,976	28,696
Equity in net income (loss) of Sony Ericsson	582	(3,056)
All Other	(3,931)	(2,979)
Total	83,278	43,085
Corporate and elimination	(16,262)	(15,585)
Consolidated operating income	67,016	27,500
Other income	20,058	7,011
Other expenses	(8,163)	(11,392)
Consolidated income before income taxes	78,911	23,119

Operating income is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

Corporate and elimination includes certain restructuring costs and other corporate expenses, which are attributable principally to headquarters and are not allocated to segments.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category in the CPS and PDS segments.  The CPS and PDS segments are each managed as a single operating segment by Sony’s management.
	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2010	2011
Consumer Products & Services
Televisions	291,935	241,736
Home Audio and Video	62,374	53,312
Digital Imaging	172,231	131,049
Personal and Mobile Products	198,475	163,161
Game	142,102	125,253
Other	5,055	106
Total	872,172	714,617

Professional, Device & Solutions
Professional Solutions	67,759	52,704
Semiconductors	90,233	91,119
Components	107,204	76,310
Other	2,540	3,000
Total	267,736	223,133

Pictures	132,085	144,376
Music	107,090	107,330
Financial Services	166,598	200,903
All Other	89,738	88,734
Corporate	25,630	15,828
Consolidated total	1,661,049	1,494,921

Sony has partially realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2012.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation. In the CPS segment, Televisions includes LCD televisions; Home Audio and Video includes home audio, Blu-ray disc players and recorders; Digital Imaging includes compact digital cameras, video cameras and interchangeable single lens cameras; Personal and Mobile Products includes personal computers and memory-based portable audio devices; and Game includes game consoles, software and online services. In the PDS segment, Professional Solutions includes broadcast- and professional-use products; Semiconductors includes image sensors and small- and medium-sized LCD panels; and Components includes batteries, recording media and data recording systems.

Geographic Information -

Sales and operating revenue attributed to countries based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue	2010	2011
Japan	456,097	486,013
United States	360,039	274,398
Europe	330,632	266,842
China	143,453	114,166
Asia-Pacific	188,998	176,045
Other Areas	181,830	177,457
Total	1,661,049	1,494,921

The 2010 geographic information in the table above has been restated to reflect the change in geographic classification.

Major areas in each geographic segment excluding Japan, United States and China are as follows:
       　 (1) Europe:                  United Kingdom, France, Germany, Russia and Spain
       　 (2) Asia-Pacific:          India, South Korea and Oceania
       　 (3) Other Areas:         The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts that Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2010 and 2011.

(2)  Other Information

(1) Dividends declared
A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on May 26, 2011 as below:

1. Total amount of year-end cash dividends:
12,545 million yen
2. Amount of year-end cash dividends per share:
12.50 yen
3. Payment date:
June 9, 2011
Year-end cash dividends for the fiscal year ended March 31, 2011 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2011.

Note: Year-end cash dividends were distributed to the shareholders or the pledgees of shares recorded or registered in Sony Corporation’s register of shareholders at the end of March 31, 2011.

(2) Subsequent events
There were no applicable subsequent events.

(3) Litigation
In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business.  Sony understands that the DOJ is investigating competition in the secondary batteries market.  Based on the current stage of the proceeding, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, QriocityTM, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack.  As of August 12, 2011, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks.  However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others.  Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States.  Based on the current stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business.  Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives.  Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies.  Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings.  However, based upon the information currently available to Sony and its legal counsel, the management of Sony believes that the outcome from such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)
By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

August 12, 2011